SEC File Number:  0-28602
                                                        CUSIP Number:  742944101

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):   /X/ Form 10-K    / / Form 20-F    / / Form 11-K    / / Form 10-Q
               / / Form 10-D    / / Form N-SAR
                  / / Form N-CSR
                  For Period Ended: December 31, 2006
                                    -----------------
                  / /  Transition Report on Form 10-K
                  / /  Transition Report on Form 20-F
                  / /  Transition Report on Form 11-K
                  / /  Transition Report on Form 10-Q
                  / /  Transition Report on Form N-SAR
                  For the Transition Period Ended: _____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

                          Pro Tech Communications, Inc.
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Full Name of Registrant


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Former Name if Applicable

                        375 Bridgeport Avenue, 2nd Floor
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Address of Principal Executive Office (Street and Number)

                                Shelton, CT 06484
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                    (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be
            / / filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
                    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was unable to file its Form 10-K for the year ended December 31, 2006 by April 2, 2007. The registrant does not expect to file its Form 10-K on or before April 17, 2007, but intends to file its Form 10-K as soon thereafter as practicable.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Cy E. Hammond                    (203)                        944-9533
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       (Name)                     (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). / / Yes /X/ No

Form 10-Q for the quarter ended September 30, 2006

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant discontinued operations of its non-active noise reduction products in December 2006, which represented a substantial portion of the registrant's net sales. The sales and costs associated with the discontinued operations will be shown as a separate line item on the registrant's 2006 statement of operations, with all prior periods conformed for comparability. The registrant has not finalized this re-categorization process and therefore is unable to reasonably estimate results for these items. The registrant estimates net loss for the year ended December 31, 2006 to be approximately $3.6 million as compared to $2.1 million in 2005, an increase of $1.5 million, or 71%, primarily due to the impairment of intangible assets. The registrant expects basic and diluted loss per share to common shareholders to be $0.05 for the year ended December 31, 2006 as compared to $0.03 in 2005. These estimates have not been audited and are subject to change upon audit by the registrant's independent registered public accounting firm.


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                          Pro Tech Communications, Inc.
                          -----------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 3, 2007         By:   /s/ Cy E. Hammond
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                                  Cy E. Hammond
                                  Senior Vice President, Chief Financial Officer and Treasurer